CoolBuzz Inc.

Financial Report 2024

Unaudited

Balance Sheet

As of December 31, 2024, and December 31, 2023

Category	2024 (USD)	2023 (USD)
Cash and Cash Equivalents	1,296.30	0.00
Accounts Receivable	1,065.00	0.00
Other Current Assets	0.00	0.00
Total Current Assets	2,361.30	0.00
Tools, Machinery, Equipment	25,119.70	0.00
Improvements	1,757.24	0.00
Accumulated Depreciation	-3,000.00	0.00
Total Fixed Assets	23,876.94	0.00
Total Assets	26,238.24	0.00
Accounts Payable	600.00	0.00
Shareholder Loans Payable	21,526.19	0.00
Loan Accrued Interest	1,076.31	0.00
Total Liabilities	23,202.50	0.00
Retained Earnings (Deficit)	-1,850.00	0.00
Total Equity	-1,850.00	0.00
Total Liabilities and Equity	26,238.24	0.00

Income Statement

For the Year Ended December 31, 2024

Category	2024 (USD)	2023 (USD)
Sales Revenue	4,440.00	0.00
Cost of Goods Sold	900.00	0.00
Gross Profit	3,540.00	0.00
Marketing and Advertising	300.00	0.00
Rent and Utilities	5,000.00	0.00
Other Expenses	500.00	0.00
Interest Expense	1,076.31	0.00
Total Operating Expenses	7,776.31	0.00
Net Income (Loss)	-2,350.00	0.00

Cash Flow Statement

For the Year Ended December 31, 2024

Category	2024 (USD)	2023 (USD)
Net Income (Loss)	-2,350.00	0.00
Depreciation Adjustments	3,000.00	0.00
Changes in Working Capital	-384.00	0.00
Net Cash from Operating Activities	1,416.00	0.00
Loan from Shareholders	21,526.19	0.00
Purchase of Equipment	-21,119.70	0.00
Net Cash from Investing Activities	0.00	0.00
Net Increase (Decrease) in Cash	1,296.30	0.00

Statement of Shareholders' Equity

For the Year Ended December 31, 2024

Category	2024 (USD)	2023 (USD)
Beginning Equity	0.00	0.00
Issuance of 10,000 Shares	500.00	0.00
Net Income (Loss)	-2,350.00	0.00
Ending Equity	-1,850.00	0.00

Notes to the Financial Statements

1. Organization and Purpose
CoolBuzz, Inc. was incorporated in November 2023 in the State of Kentucky. The Company specializes in producing hemp-infused beverages for health-conscious consumers seeking alternatives to traditional alcoholic beverages.

2. Summary of Significant Accounting Policies
a) Basis of Accounting: The Company prepares its financial statements on an accrual basis following Generally Accepted Accounting Principles (GAAP).
b) Fiscal Year: The Company operates on a calendar year ending December 31.
c) Cash Equivalents: Cash equivalents include highly liquid investments with original maturities of three months or less.
d) Use of Estimates: Management uses estimates and assumptions in preparing these financial statements. Actual results may vary from these estimates.

3. Shareholder Loans

Shareholder loans of $21,526.19 are classified as long-term liabilities. These loans incur interest at an annual percentage yield (APY) of 5%, resulting in accrued interest of $1,076.31 for 2024.

The loans are not collectible for five years and may be paid off early without penalties.

4. Share Issuance

At the beginning of 2024, the Company issued 10,000 shares at $0.05 per share, totaling $500. These shares were issued to Nick Tehrani, representing 100% ownership of the company.

5. Subsequent Events

The Company is actively seeking funding via Regulation Crowdfunding but has not included proceeds in these financial statements as no amounts were received by the fiscal year-end.

6. Going Concern

The Company's net loss reflects its investment in equipment and startup operating costs. Management is focused on increasing revenue and reducing costs in 2025 to achieve profitability.